SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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INDEX

Document	Page Number

Press Release dated November 22, 2005	3

Signature Page	5

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com

ATI Announces Retirement of Chairman

MARKHAM, Ontario – November 22, 2005 – ATI announced today that its Chairman, K.Y. Ho, has retired as a director and officer of the Company. Mr. Ho was a founder of ATI in 1985 and also served as the Company’s Chief Executive Officer until June 1, 2004. Mr. Ho stated, “ATI has been more than a major part of my career, it has been a part my life that I will always treasure. With the OSC matter now resolved completely in my favour, I have decided to spend more time with family and pursue my personal interests. I leave ATI with confidence that under the continued leadership of our CEO David Orton, ATI will successfully continue its track record as the leading graphics company in the world.”

The Company also announced that David Orton will be nominated for election as a director of ATI at the Annual Meeting of Shareholders which has been scheduled for January 26, 2006 in Toronto. Also being nominated are James Fleck, Alan Horn, John Caldwell, Paul Russo, Ronald Chwang and Robert Young, all of whom currently are directors of ATI. Mr. Fleck, who is an independent director and has been serving as the Company’s lead director, has been elected by the Board as ATI’s new non-executive Chair of the Board.

“ATI will be forever indebted to K.Y. for his founding role with the Company and his vision and leadership in building this remarkable Company over the past 20 years,” stated Mr. Fleck. “The addition of Dave Orton to the Board provides a logical and welcome succession for K.Y.’s departure.” Mr. Fleck also added that, “K.Y. will be missed by all at ATI but we are comforted that he will continue to be available to provide his counsel to us as the need arises.”

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ATI Announces Retirement of Chairman

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2005 revenues of US $2.22 billion, ATI has more than 3,400 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions.

This news release contains forward-looking statements about ATI’s objectives, strategies, financial condition and results. These “forward-looking” statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2004 Annual Information Form and 2004 Annual Report filed on SEDAR at www.sedar.com.

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com
Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com

For investor relations support, please contact:

Zev Korman, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 3670 or zev@ati.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: November 22, 2005	By:	/s/ Richard Brait Name: Richard Brait Title: General Counsel

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